

May 22, 2013

Via Facsimile
Gregg W. Steinhafel
Chairman, President and Chief Executive Officer
Target Corp.
1000 Nicollet Mall
 Minneapolis, MN 55403

> **Re: Target Corp.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **File No. 1-6049**

Dear Mr. Steinhafel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Analysis of Results of Operations, page 16

U.S. Retail Segment, page 16
Sales, page 16

1.   We note that sales growth in the past two years resulted from higher comparable-store sales and the contribution from new stores, with the most recent year benefiting from the additional week. We also note that sales from your digital channels, which include online and mobile sales, grew faster than industry averages during the fourth quarter of 2012 as disclosed in the Edited Transcript of your earnings conference call on February 27, 2013. Please tell us the amounts of net sales from stores classified as comparable stores, sales

Gregg W. Steinhafel
Target Corp.
May 22, 2013
Page 2

from stores excluded from comparable store sales and sales from digital channels for each year presented and sales from the additional week in 2012. In addition, please tell us your consideration of disclosing the above information in your discussion and analysis of sales. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Dave Donlin
     Assistant General Counsel